                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)
                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)
                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $83,481,003.00                           $8,932.50
--------------------------------------------------------------------------------

*  Estimated for purposes of calculating the amount of filing fee only.
   Transaction value derived by multiplying 6,183,778 (the maximum number of shares of common stock of subject company estimated to be acquired by
   Offeror) by $13.50 (the purchase price per share offered by Offeror).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
   Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                        BZ Acquisition
                                                        Corp. and Steel
Amount Previously Paid:   $7,792          Filing Party: Partners II, L.P.
Form or Registration No.: Schedule TO     Date Filed:   June 22, 2006

                                                        BZ Acquisition
                                                        Corp. and Steel
Amount Previously Paid:   $1,039          Filing Party: Partners II, L.P.
Form or Registration No.: Schedule TO     Date Filed:   February 2, 2007

                                                        BZ Acquisition
                                                        Corp. and Steel
Amount Previously Paid:   $101.50         Filing Party: Partners II, L.P.
Form or Registration No.: Schedule TO     Date Filed:   February 23, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X|    third-party tender offer subject to Rule 14d-1.
     |_|    issuer tender offer subject to Rule 13e-4.
     |_|    going-private transaction subject to Rule 13e-3.
     |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

     This  Amendment No. 16  ("Amendment  No. 16") to Tender Offer  Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22,  2006,  as amended,  by Steel  Partners  II,  L.P., a Delaware limited  partnership  ("Steel  Partners  II"),  and BZ  Acquisition  Corp.  (the
"Purchaser"),  a Delaware  corporation  and a wholly owned  subsidiary  of Steel
Partners II. This  Schedule TO relates to the offer by the Purchaser to purchase all outstanding  shares of common stock,  par value $0.01 per share (the "Common
Stock"),  and the associated  preferred stock purchase rights (the "Rights" and, together  with the  Common  Stock,  the  "Shares"),  of Bairnco  Corporation,  a
Delaware corporation (the "Company"),  at $13.50 per Share, net to the seller in cash,  without interest,  upon the terms and subject to the conditions set forth in the Amended and Restated  Offer to Purchase,  dated March 2, 2007 (the "Offer to  Purchase"),  and in the related  Amended and Restated  Letter of Transmittal
(the "Letter of  Transmittal"),  copies of which are attached hereto as Exhibits
(a)(1)(viii) and (a)(1)(ix),  respectively (which,  together with any amendments or supplements thereto,  collectively  constitute the "Offer").  The information set forth in the Offer to Purchase  and the  related  Letter of  Transmittal  is incorporated  herein by  reference  with  respect to Items 1 through 9 and 11 of this Schedule TO.  Capitalized  terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

     The  Expiration  Date of the Offer has been extended to 5:00 P.M., New York
City time, on Friday,  April 13, 2007.  All references in the Offer to Purchase,
Letter of Transmittal,  the Letter to Brokers, Dealers,  Commercial Banks, Trust
Companies  and Other  Nominees,  and the Letter to Clients  for use by  Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration
Date as 5:00 P.M.,  New York City time,  on Friday,  March 16, 2007,  are hereby amended and restated to refer to the Expiration Date as 5:00 P.M., New York City time, on Friday, April 13, 2007.

     Section 11 ("Background of the Offer") of the Offer to Purchase attached as
Exhibit  (a)(1)(viii)  to the  Schedule  TO is  hereby  amended  by  adding  the following paragraph after the last paragraph of such Section:

     "On March 19,  2007,  Steel  Partners II  announced  the  extension  of the
Expiration Date to 5:00 p.m., New York City time, on April 13, 2007."

ITEM 10.    FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

     On March 19, 2007, Steel Partners II issued a press release announcing that it has extended the Expiration  Date of the Offer, as those terms are defined in the Offer to Purchase,  to 5:00 P.M.,  New York City time, on Friday,  April 13,
2007.  As of the close of business on March 16,  2007,  4,861,315  Shares of the
Company  have been  tendered  in and not  withdrawn  from the  Offer.  The press release  issued by Steel  Partners II  announcing  the extension of the Offer is attached hereto as Exhibit (a)(5)(xix).

ITEM 12.    EXHIBITS.

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers,  Commercial
              Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer  Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(1)(viii)  Amended and Restated Offer to Purchase dated March 2, 2007.*

(a)(1)(ix)    Form of Amended and Restated Letter of Transmittal.*

(a)(1)(x)     Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(1)(xi)    Revised  Form of Letter to  Brokers,  Dealers,  Commercial  Banks,
              Trust Companies and Other Nominees.*

(a)(1)(xii)   Revised  Form of Letter to Clients  for use by  Brokers,  Dealers,
              Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)     Text of press release  issued by Steel Partners II, dated June 15,
              2006.*

(a)(5)(ii)    Text of press release  issued by Steel Partners II, dated June 22,
              2006.*

(a)(5)(iii)   Text of press release  issued by Steel Partners II, dated June 26,
              2006.*

(a)(5)(iv)    Text of press release  issued by Steel Partners II, dated July 21,
              2006.*

(a)(5)(v)     Text of press  release  issued by Steel  Partners II, dated August
              10, 2006.*

(a)(5)(vi)    Text of press release issued by Steel Partners II, dated September
              11, 2006.*

(a)(5)(vii)   Text of press release issued by Steel Partners II, dated September
              29, 2006.*

(a)(5)(viii)  Text of press release  issued by Steel  Partners II, dated October
              27, 2006.*

(a)(5)(ix)    Text of press release  issued by Steel Partners II, dated November
              28, 2006.*

(a)(5)(x)     Text of press release  issued by Steel Partners II, dated December
              29, 2006.*

(a)(5)(xi)    Text of press release  issued by Steel  Partners II, dated January
              23, 2007.*

(a)(5)(xii)   Nomination  letter,  dated  January 23,  2007,  delivered by Steel
              Partners II to the Company.*

(a)(5)(xiii)  Text of press release  issued by Steel  Partners II, dated January
              24, 2007.*

(a)(5)(xiv)   Text of press release  issued by Steel  Partners II, dated January
              30, 2007.*

(a)(5)(xv)    Text of press release  issued by Steel Partners II, dated February
              2, 2007.*

(a)(5)(xvi)   Presentation  delivered  by  Steel  Partners  II to  Institutional
              Shareholder Services on February 5, 2007*

(a)(5)(xvii)  Text of joint press  release  issued by Steel  Partners II and the
              Company, dated February 23, 2007.*

(a)(5)(xviii) Text of press release  issued by Steel Partners II, dated February
              23, 2007.*

(a)(5)(xix)   Text of press release issued by Steel Partners II, dated March 19,
              2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint  Filing  Agreement  by and among Steel  Partners  II,  Steel
              Partners,  L.L.C.  and Warren G.  Lichtenstein  dated September 8,
              2004.*

(d)(ii)       Joint  Filing  and  Solicitation  Agreement  by  and  among  Steel
              Partners II, Steel  Partners,  L.L.C.,  the  Purchaser,  Warren G.
              Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo
              and Howard M. Leitner, dated as of December 29, 2006.*

(d)(iii)      Agreement  and Plan of Merger,  dated as of February 23, 2007,  by and among Steel Partners II, the Purchaser and the Company.*

(d)(iv)       Tender and Support  Agreement,  dated as of February 23, 2007,  by and among Steel  Partners II, Luke E.  Fichthorn  III,  Kenneth L.
              Bayne,  Gerald L. DeGood,  Charles T. Foley,  Lawrence C. Maingot,
              Larry D. Smith, James A. Wolf and William F. Yelverton.*

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

_______________

* Previously filed

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007

                              STEEL PARTNERS II, L.P.

                              By: Steel Partners, L.L.C.
                                  General Partner

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------------
                              Name: Warren G. Lichtenstein
                              Title: Managing Member

                              BZ ACQUISITION CORP.

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------------
                              Name: Warren G. Lichtenstein
                              Title: President

                                EXHIBIT INDEX

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers,  Commercial
              Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer  Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(1)(viii)  Amended and Restated Offer to Purchase dated March 2, 2007.*

(a)(1)(ix)    Form of Amended and Restated Letter of Transmittal.*

(a)(1)(x)     Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(1)(xi)    Revised  Form of Letter to  Brokers,  Dealers,  Commercial  Banks,
              Trust Companies and Other Nominees.*

(a)(1)(xii)   Revised  Form of Letter to Clients  for use by  Brokers,  Dealers,
              Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)     Text of press release  issued by Steel Partners II, dated June 15,
              2006.*

(a)(5)(ii)    Text of press release  issued by Steel Partners II, dated June 22,
              2006.*

(a)(5)(iii)   Text of press release  issued by Steel Partners II, dated June 26,
              2006.*

(a)(5)(iv)    Text of press release  issued by Steel Partners II, dated July 21,
              2006.*

(a)(5)(v)     Text of press  release  issued by Steel  Partners II, dated August
              10, 2006.*

(a)(5)(vi)    Text of press release issued by Steel Partners II, dated September
              11, 2006.*

(a)(5)(vii)   Text of press release issued by Steel Partners II, dated September
              29, 2006.*

(a)(5)(viii)  Text of press release  issued by Steel  Partners II, dated October
              27, 2006.*

(a)(5)(ix)    Text of press release  issued by Steel Partners II, dated November
              28, 2006.*

(a)(5)(x)     Text of press release  issued by Steel Partners II, dated December
              29, 2006.*

(a)(5)(xi)    Text of press release  issued by Steel  Partners II, dated January
              23, 2007.*

(a)(5)(xii)   Nomination  letter,  dated  January 23,  2007,  delivered by Steel
              Partners II to the Company.*

(a)(5)(xiii)  Text of press release  issued by Steel  Partners II, dated January
              24, 2007.*

(a)(5)(xiv)   Text of press release  issued by Steel  Partners II, dated January
              30, 2007.*

(a)(5)(xv)    Text of press release  issued by Steel Partners II, dated February
              2, 2007.*

(a)(5)(xvi)   Presentation  delivered  by  Steel  Partners  II to  Institutional
              Shareholder Services on February 5, 2007*

(a)(5)(xvii)  Text of joint press  release  issued by Steel  Partners II and the
              Company, dated February 23, 2007.*

(a)(5)(xviii) Text of press release  issued by Steel Partners II, dated February
              23, 2007.*

(a)(5)(xix)   Text of press release issued by Steel Partners II, dated March 19,
              2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint  Filing  Agreement  by and among Steel  Partners  II,  Steel
              Partners,  L.L.C.  and Warren G.  Lichtenstein  dated September 8,
              2004.*

(d)(ii)       Joint  Filing  and  Solicitation  Agreement  by  and  among  Steel
              Partners II, Steel  Partners,  L.L.C.,  the  Purchaser,  Warren G.
              Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo
              and Howard M. Leitner, dated as of December 29, 2006.*

(d)(iii)      Agreement  and Plan of Merger,  dated as of February 23, 2007,  by and among Steel Partners II, the Purchaser and the Company.*

(d)(iv)       Tender and Support  Agreement,  dated as of February 23, 2007,  by and among Steel  Partners II, Luke E.  Fichthorn  III,  Kenneth L.
              Bayne,  Gerald L. DeGood,  Charles T. Foley,  Lawrence C. Maingot,
              Larry D. Smith, James A. Wolf and William F. Yelverton.*

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

------------------
* Previously filed